

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2011

Via E-mail
Ashish Badjatia, CEO
India Ecommerce Corporation
5850 Centre Avenue #701
Pittsburgh, PA 15206-3786

> **Re:** **India Ecommerce Corporation**
> **Registration Statement on Form S-1**
> **Filed June 14, 2011**
> **File No. 333-174889**

Dear Mr. Badjatia:

We have reviewed your registration statement and have the following comments. These comments are in addition to the comment issued to you on June 16, 2011 regarding the missing delaying amendment, which the company addressed in the filing made on June 17, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Our Business, page 5

1.   Revise your disclosure in this section and throughout the prospectus to more clearly convey to investors the nature of your proposed business and the status of your business development. Explain in greater detail the types of websites and/or businesses you plan to develop, the resources required to develop them and how you will ultimately generate revenue. Also, disclose what you have accomplished to date, what remains to be accomplished for you to develop your business and begin generating revenue, and any material obstacles or uncertainties that may preclude completion of product development and ultimate achievement of your business plan.

2.   Please revise your disclosure to provide support for your claim that "over the next 2-3 years, the Indian ecommerce marketplace will undergo tremendous growth."

3.   You indicate in this section that you intend to begin discussions with various market makers to arrange for quotation on the OTC Bulletin Board. We note disclosure in Note 9 to your financial statements that you have entered into a representation agreement with a management company to become a publicly traded company on the OTC Bulletin Board. Please describe in the prospectus the purpose and terms of this agreement and file the agreement as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Summary financial data, page 5

4.   The table in this section indicates that the balance sheet information is as of May 31, 2011, although it appears to be as of March 31, 2011. Please revise or advise.

Risk Factors, page 6

5.   Please add a risk factor that discusses the uncertainties related to the developmental status of your business and your proposed product offerings. It appears that the company has not yet developed a marketable product and that substantial additional development work will be required. Concisely describe the minimum timeframe and the amount of funds which you will need to complete development. In addition, revise your risk factors that suggest that you currently have a marketable product. For example, on page 7, you state that there can be no assurance that competitors will not develop and offer products similar or even superior to the products "which we offer."

6.   Please confirm to us that you intend to file a Form 8-A to register your common stock under the Exchange Act. If not, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act. Please make similar revisions to the disclosure under "Available Information" on page 21.

7.   It appears that there is a material risk that the company will lack sufficient capital resources to discharge the significant additional expenses that would be expected once it becomes a reporting company subject to the requirements of Section 15(d) of the Exchange Act. Please add a risk factor that alerts investors to what appears to be substantial increases in administrative costs that will be experienced after the effective date, and indicate the anticipated minimum amount of such increased expenses, or tell us why you do not believe that such a risk factor is necessary or appropriate.

8.   You should avoid presenting risks that do not reflect your current operations, are not material or are generic. Given the current stage of development of your business, consider whether you should revise or remove the following risk factors:

- "We face strong competition from other ecommerce companies," page 6;
- "If we fail to successfully introduce new products…," page 7; and
- "Our resources may not be sufficient to manage our expected growth…," page 7.

"If we are unable to obtain additional funding…," page 6

9.   Revise this risk factor to state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources. To the extent that a deficiency in capital resources is perceived, alert investors to the minimum additional capital expected to be necessary to fund planned operations for a 12-month period.

"Our continued success depends on our ability to protect our intellectual property…," page 7

10.   Please briefly describe in this risk factor and in your business description section the intellectual property that you currently own.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

11.   Revise this section to provide a detailed description of the actions and timing of your planned operations over the next 12 months. Provide an anticipated timeline and discuss each step you plan to take toward generating revenues and your anticipated funding source for each step. You should disclose specific cost estimates and financing plans. Your disclosure should address the following:

- Any specific steps you have taken to implement your business plan, including contracts you have signed or payments you have made to develop elements of your proposed business, such as your websites;
- The approximate amount of funds that you will need to raise until you achieve profitability; and
- Any discussions you have had with funding sources, including any specific steps you have taken to date to seek additional equity or obtain credit facilities.

Liquidity and Capital Resources, page 12

12.   You state that you have insufficient cash for the next twelve months. Please revise your disclosure to state the estimated deficiency in dollar terms. Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis.

Description of Business

Overview, page 14

13.   You state in this section that you are in the business of developing ecommerce solutions. This description appears to conflict with other statements in this section and elsewhere in the prospectus that indicate you intend to develop, promote and manage ecommerce websites for the Indian market. Please revise or advise.

Employees, page 15

14.   You indicate in this section that you currently have one employee, Mr. Badjatia. However, you indicate elsewhere in the filing that Mr. Gangwall is the company's treasurer and a director. Please revise this section or advise.

Description of Properties, page 15

15.   Please file your lease agreements as exhibits to your registration statement or provide us with your analysis as to why they are not required to be filed. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Management, page 16

16.   We note that your management appears to be involved in other businesses. Please specify the minimum amount of time per week that your officers/directors devote to the business of the company. If either of your officers/directors works less than full time for the company, please include a risk factor indicating the amount of time that the individual dedicates to the company and discuss any related material risks to the company and investors. Also, please address in the risk factor whether your officers/directors' outside employment creates a material risk of conflicts of interest with the company and, if so, how such conflicts will be resolved. Finally, please tell us whether either of your officers/directors resides outside of the United States. If an officer/director does reside outside of the United States, add a risk factor disclosing that it may not be possible for investors to effect service of process within the United States upon such person, or to enforce against such person judgments obtained in the United States courts predicated upon the liability provisions of the United States securities laws.

Plan of Distribution, page 19

17.   You state in this section that selling shareholders may sell shares "at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or negotiated prices." Please revise to indicate that the selling shareholders must sell at a fixed price until the securities are quoted on the OTC Bulletin Board or listed on an exchange.

Selling Stockholders, page 20

18.   Please note that certain family members are deemed to beneficially own the shares held by other family members. Please ensure that your table is accurate in this regard. Refer to Rule 13d-3 under the Exchange Act and SEC Release 33-4819.

19.   The table in this section indicates that all of the selling shareholders own less than 1% of the company's outstanding securities. This appears to be incorrect, however, as 1% of your 24,500,000 shares of common stock outstanding is 245,000 and several selling shareholders hold more than this number of shares. Please revise. Also, reconcile your disclosure in the Selling Stockholder table that prior to the offering Rohit Gangwell and Shaboom Media beneficially own 1,180,000 and 1,000,000 shares of your common stock, respectively, with the disclosure in the beneficial ownership table on page 17 that Mr. Gangwell currently owns 7,180,000 shares and Shaboom Media 5,000,000.

20.   Disclose, by footnote or otherwise, the natural person(s) who exercise voting and/or dispositive powers over the securities to be offered for resale by legal entities. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Undertakings, page 25

21.   As your offering involves the resale of securities by selling shareholders, please advise as to why you have included the undertaking in Item 512(a)(6) of Regulation S-K.

Signatures, page 27

22.   Please revise Mr. Badjatia's signature block to disclose all the capacities in which he is signing the registration statement. Refer to Instruction 2 to Signatures in the Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Frank C. Bauman, Esq.
        Rosenfeld & Rinato